                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)1



                                NEXTHEALTH, INC.
                            -------------------------
                                (Name of Issuer)


                                  Common Stock
                   -------------------------------------------
                         (Title of Class of Securities)


                                    653336105
                           --------------------------
                                 (CUSIP Number)

                  Steven M. Kolow, c/o Robert Weinstein, Esq.,
                    Kassler & Feuer, P.C., 101 Arch Street,
           Boston, Massachusetts 02110, Telephone No.: (617) 439-3800
-----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 18, 1999
              ----------------------------------------------------
             (Date of Event Which Requires Filing of This Statement

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              Page 1 of 5 Pages


----------------

        (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------              (Amendment 1)               -----------------
CUSIP No.  653336105                  13D                     Page 2 of 5 Pages
--------------------                                          -----------------

================================================================================
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Steven M. Kolow
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)/ /
                                                                       (b)/ /
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                  / /
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------------------------
                                          7     SOLE VOTING POWER
                                                873,400
              NUMBER OF                  ---------------------------------------
               SHARES                     8     SHARED VOTING POWER
            BENEFICIALLY                        0
              OWNED BY                   ---------------------------------------
                EACH                      9     SOLE DISPOSITIVE POWER
              REPORTING                         873,400
             PERSON WITH                 ---------------------------------------
                                         10     SHARED DISPOSITIVE POWER
                                                0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
           873,400
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES *                                               / /
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.21%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON *

           IN
--------------------------------------------------------------------------------
                  * SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!

                         SCHEDULE 13D                      Page 3 of 5 Pages
                        (Amendment 1)

Item 1.  Security and Issuer.

        This statement relates to the common stock, par value $.01 per share (the "Common Stock" or "NextHealth Common Stock"), of NextHealth, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 16600 N. Lago Del Oro Parkway, Tucson, Arizona 85739.

Item 2.  Identity and Background.

         (a) The name of the person filing this statement is Steven M. Kolow ("Mr. Kolow","Kolow" or "Purchaser").

         (b) Mr. Kolow's residence address is P.O. Box 5360, Wayland, Massachusetts 01778.

         (c) Mr. Kolow's present, principal occupation is that of an entrepreneur.

         (d) Mr. Kolow was not, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Kolow was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)     Mr. Kolow is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         The shares of Common Stock subject to this filing (the "Shares") were purchased using Mr. Kolow's personal funds. Since the filing of Mr. Kolow's
Schedule 13D on April 11, 1996, Mr. Kolow has purchased 273,400 shares of Common Stock for an aggregate purchase price (including commissions) of $272,632.08.

                                                           Page 4 of 5 Pages

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Kolow beneficially owns 873,400 shares of Common Stock, which amount represents 10.21% of the Issuer's outstanding shares of Common Stock. The percentage of Common Stock outstanding was calculated based upon information contained in the Issuer's Form 10-Q for the quarterly period ended March 31, 1999.

         (b)  Number of shares of Common Stock to which Mr. Kolow has:

              (i)      Sole power to vote or to direct the vote:            873,400

              (ii)     Shared power to vote or to direct the vote:                0

              (iii)    Sole power to dispose or to direct the disposition:  873,400

              (iv)     Shared power to dispose or to direct the disposition:      0

         (c) During the past sixty (60) days, Mr. Kolow has purchased shares of the Common Stock on the open market as follows:

                                                                          Price Per Share
                           Trade Date            Number of Shares       Excluding Commissions
                           ----------            ----------------       ---------------------
                          April 20, 1999                5,000                   $ 1  7/32
                          April 20, 1999                5,000                   $ 1  3/16
                          April 20, 1999                5,000                   $ 1  5/32
                            May 18, 1999               40,000                   $   29/32
                            May 18, 1999               50,000                   $    7/8
                            May 18, 1999              140,000                   $   31/32
                            May 20, 1999               10,000                   $ 1
                            May 20, 1999                5,000                   $   31/32
                            May 25, 1999               13,400                   $ 1

                  Except for the purchases noted in the schedule above, Mr. Kolow has not engaged in any other transactions involving the Common Stock in the past sixty (60) days.

                                                             Page 5 of 5 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                        May 28, 1999
                                                    ---------------------------
                                                           (Date)

                                                     /s/ Steven M. Kolow
                                                    ---------------------------
                                                         (Signature)

                                                         Seven M. Kolow
                                                    ---------------------------
                                                         (Name/Title)